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December 3, 2019

VIA EDGAR

Ashley Vroman-Lee

Securities and Exchange Commission

Division of Investment Management

100 F. Street N.E.

Washington D.C. 20549

Re:	Thompson IM Funds, Inc. (the “Registrant”) 1940 Act File No. 811-4946

Responses to Staff’s Comments on the Registrant’s Preliminary Proxy Statement

Dear Ms. Vroman-Lee:

This letter responds to the comments on the preliminary proxy statement filed by the Registrant on November 20, 2019 (the “Proxy Statement”) that were provided by telephone on November 25, 2019 by the staff of the Securities and Exchange Commission (the “Commission”). Set forth below are the staff’s comments as we understand them and the Registrant’s responses. We note that capitalized terms used in this letter without definition have the same definition provided in the Proxy Statement.

1.	Comment:

In the first paragraph on page 10 of the Proxy Statement, in connection with the description of the terms of the New Advisory Agreement, please state these terms in accordance with the Commission’s Plain English requirements by re-formatting the terms into a bulleted list.

Response: The Registrant acknowledges the staff’s comment and has revised the relevant disclosure as requested.

2.	Comment:

In the last sentence in the first paragraph on page 10 of the Proxy Statement, please clarify that for the period of three years during which the Advisor anticipates complying with Section 15(f) of the 1940 Act, at least 75% of the Board of Registrant will not be interested persons of the Advisor even though the New Advisory Agreement acknowledges that the directors, officers, agents, and shareholders of the Thompson IM Funds may in the future become interested persons of the Advisor as provided under the “Permissible Interests” section of the New Advisory Agreement.

Responses to Staff’s Comments

on the Registrant’s Preliminary Proxy Statement

December 3, 2019

Response: The Registrant acknowledges the staff’s comment and has revised the relevant disclosure as requested.

3.	Comment:

Please file an executed copy of the New Advisory Agreement rather than a form of the New Advisory Agreement if the New Advisory Agreement has been approved by the Board of Directors of Thompson IM Funds, except to the extent that filing a form document may be done in compliance with Section 483 of the Securities Act of 1933, as amended.

Response: The Registrant will file an executed copy of the New Advisory Agreement, assuming the New Advisory Agreement is approved as described in the Proxy Statement, as an exhibit to the Registrant’s next post-effective amendment to the registration statement filed following such approval.

4.	Comment:

In the third paragraph on page 12 of the Proxy Statement, please explain in more detail the future role of John Thompson with the Advisor, in particular disclosing if he will be compensated by the Registrant while he remains active with Advisor and the Registrant and disclose if he will, in the future, act as a portfolio manager for any of the Funds of the Registrant.

Response: The Registrant acknowledges the staff’s comment and has revised the relevant disclosure as requested.

If you have any questions or concerns regarding the above responses, please do not hesitate to contact me at (414) 277-5817.

Very truly yours,

Quarles & Brady LLP
/s/ Matthew C. Vogel
Matthew C. Vogel